Bangkok Bank
ธนาคารกรุงเทพ

SEC
Mail Processing
Section

NOV 3 - 2009

Washington, DC
122

October 21, 2009

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 3rd quarter 2009 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

SUPPL

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

09047379

Yours sincerely,
Bangkok Bank Public Company Limited

Surayut Thavikulwat
Vice President
On behalf of Ayuth Krishnamara, EVP

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr. Ayuth Krishnamara, Executive Vice President

dlw
11/24

ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 118 /2552
October 19, 2009

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unreviewed financial statements for the quarter and nine-month period ended September 30,2009

We are pleased to submit herewith, the unreviewed financial statements of the Bank, and Form F45-3 for the quarter and nine-month period ended September 30, 2009, one copy each in Thai and in English as follows:

Document No. 1	Balance Sheet as at September 30, 2009 compared with Balance Sheet as at December 31, 2008
Document No. 2	Statements of Income for the quarters ended September 30, 2009, June 30, 2009 and September 30, 2008
Document No. 3	Statements of Income for nine-month periods ended September 30, 2009 and 2008
Document No. 4	Summary of Financial Results for the quarter ended September 30, 2009

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

(Prasert Wangrattanapranee)
Executive Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) (ทะเบียนเลขที่ 0107536000374)
333 ถนนสีลม เขตบางรัก กรุงเทพฯ 10500 โทรศัพท์ 0 2685 7875 โทรสาร 0 2685 7859 www.bangkokbank.com
Bangkok Bank Public Company Limited (Registration No. 0107536000374)
333 Silom Road Bangrak Bangkok 10500 Thailand Tel. (66) 2685 7875 Fax (66) 2685 7859 www.bangkokbank.com

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 1

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	September 30, 2009	December 31, 2008	Increase (Decrease) %	September 30, 2009	December 31, 2008	Increase (Decrease) %
ASSETS						
CASH	28,966,167	41,505,777	(30.2)	28,869,129	41,413,640	(30.3)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	123,401,649	11,958,446	931.9	122,243,243	11,242,816	987.3
Non-interest bearing	13,838,727	5,802,222	138.5	13,785,604	5,775,055	138.7
Foreign items						
Interest bearing	78,777,302	87,323,172	(9.8)	75,566,184	84,013,533	(10.1)
Non-interest bearing	21,977,321	33,813,574	(35.0)	21,814,786	33,360,303	(34.6)
Total interbank and money market items, net	237,994,999	138,897,414	71.3	233,409,817	134,391,707	73.7
INVESTMENTS						
Current investments, net	118,485,291	120,742,513	(1.9)	117,731,545	119,648,871	(1.6)
Long-term investments, net	208,214,146	162,697,991	28.0	206,472,231	160,841,014	28.4
Investments in subsidiaries and associated companies, net	541,915	400,896	35.2	6,010,901	5,967,911	0.7
Total investments, net	327,241,352	283,841,400	15.3	330,214,677	286,457,796	15.3
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,100,706,254	1,181,217,132	(6.8)	1,090,586,856	1,171,716,239	(6.9)
Accrued interest receivable	1,794,081	3,405,638	(47.3)	1,772,440	3,390,628	(47.7)
Total loans and accrued interest receivable	1,102,500,335	1,184,622,770	(6.9)	1,092,359,296	1,175,106,867	(7.0)
Less Allowance for doubtful accounts	(59,453,115)	(53,980,194)	10.1	(58,822,399)	(53,397,708)	10.2
Less Revaluation allowance for debt restructuring	(4,843,550)	(6,370,495)	(24.0)	(4,843,550)	(6,370,495)	(24.0)
Total loans and accrued interest receivable, net	1,038,203,670	1,124,272,081	(7.7)	1,028,693,347	1,115,338,664	(7.8)
PROPERTIES FOR SALE, NET	35,331,587	35,980,627	(1.8)	28,682,443	29,619,628	(3.2)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	349,312	492,888	(29.1)	349,312	492,888	(29.1)
PREMISES AND EQUIPMENT, NET	30,047,335	30,822,507	(2.5)	29,867,690	30,617,003	(2.4)
DERIVATIVE REVALUATION	8,829,332	9,477,789	(6.8)	8,813,046	9,466,665	(6.9)
OTHER ASSETS, NET	10,453,323	11,820,675	(11.6)	10,190,891	12,045,520	(15.4)
TOTAL ASSETS	1,717,417,077	1,677,111,158	2.4	1,699,090,352	1,659,843,511	2.4

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	September 30, 2009	December 31, 2008	Increase (Decrease) %	September 30, 2009	December 31, 2008	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,231,111,059	1,201,005,321	2.5	1,231,094,194	1,202,286,347	2.4
Deposits in foreign currencies	115,462,469	121,282,116	(4.8)	102,450,633	109,190,368	(6.2)
Total deposits	1,346,573,528	1,322,287,437	1.8	1,333,544,827	1,311,476,715	1.7
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	18,075,441	12,180,444	48.4	19,034,708	12,602,103	51.0
Non-interest bearing	3,560,972	4,659,954	(23.6)	3,301,846	4,567,033	(27.7)
Foreign items						
Interest bearing	37,704,379	36,122,222	4.4	37,069,504	32,691,583	13.4
Non-interest bearing	4,857,124	2,936,791	65.4	4,917,502	3,023,639	62.6
Total interbank and money market items	64,197,916	55,899,411	14.8	64,323,560	52,884,358	21.6
LIABILITIES PAYABLE ON DEMAND	6,758,010	5,449,818	24.0	6,730,981	5,425,272	24.1
BORROWINGS						
Short-term borrowings	60,850,124	59,833,857	1.7	61,150,124	58,934,809	3.8
Long-term borrowings	8,668,768	9,293,587	(6.7)	8,668,768	9,293,587	(6.7)
Total borrowings	69,518,892	69,127,444	0.6	69,818,892	68,228,396	2.3
BANK'S LIABILITIES UNDER ACCEPTANCES	349,312	492,888	(29.1)	349,312	492,888	(29.1)
PROVISIONS FOR CONTINGENCIES	4,321,290	4,106,244	5.2	4,321,290	4,106,244	5.2
DERIVATIVE REVALUATION	6,836,921	15,189,633	(55.0)	6,819,093	15,174,093	(55.1)
OTHER LIABILITIES	27,935,082	28,955,268	(3.5)	24,687,043	28,878,224	(14.5)
TOTAL LIABILITIES	1,526,490,951	1,501,508,143	1.7	1,510,594,998	1,486,666,190	1.6

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	September 30, 2009	December 31, 2008	Increase (Decrease) %	September 30, 2009	December 31, 2008	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
1,655,000 preferred shares of Baht 10 each	16,550	16,550	-	16,550	16,550	-
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	-	39,983,450	39,983,450	-
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	-	19,088,429	19,088,429	-
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	-	56,346,232	56,346,232	-
UNREALIZED INCREMENT PER LAND APPRAISAL	10,191,315	10,191,315	-	10,191,315	10,191,315	-
UNREALIZED INCREMENT PER PREMISES APPRAISAL	4,818,328	5,493,374	(12.3)	4,818,328	5,493,374	(12.3)
UNREALIZED GAINS ON INVESTMENT	12,558,299	5,886,724	113.3	12,577,432	5,866,700	114.4
FOREIGN EXCHANGE ADJUSTMENT	(1,995,148)	(1,566,131)	27.4	(1,359,869)	(1,107,236)	22.8
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-	-	-
RETAINED EARNINGS						
Appropriated						
Legal reserve	14,000,000	13,000,000	7.7	14,000,000	13,000,000	7.7
Others	56,500,000	46,500,000	21.5	56,500,000	46,500,000	21.5
Unappropriated	18,732,544	19,987,235	(6.3)	16,333,487	17,798,507	(8.2)
TOTAL	190,285,399	174,972,578	8.8	188,495,354	173,177,321	8.8
MINORITY INTEREST	640,727	630,437	1.6	-	-	-
TOTAL SHAREHOLDERS' EQUITY	190,926,126	175,603,015	8.7	188,495,354	173,177,321	8.8
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,717,417,077	1,677,111,158	2.4	1,699,090,352	1,659,843,511	2.4
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	7,093,054	6,243,315	13.6	6,919,073	6,029,008	14.8
LIABILITY UNDER UNMATURED IMPORT BILLS	10,761,194	10,555,000	2.0	10,630,216	10,424,147	2.0
LETTERS OF CREDIT	28,409,761	26,113,156	8.8	28,280,328	25,909,639	9.1
OTHER CONTINGENCIES	995,271,334	1,006,601,570	(1.1)	990,397,660	1,004,071,599	(1.4)

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	September 30, 2009	June 30, 2009	Increase (Decrease) %	September 30, 2008	September 30, 2009	June 30, 2009	Increase (Decrease) %	September 30, 2008
Interest and dividend income								
Interest on loans	12,451,426	13,523,250	(7.9)	16,721,325	12,346,843	13,434,810	(8.1)	16,572,087
Interest on interbank and money market items	741,167	763,837	(3.0)	1,157,828	714,887	735,028	(2.7)	1,122,066
Investments	2,121,357	2,385,945	(11.1)	2,544,198	2,106,929	2,399,897	(12.2)	2,530,566
Total interest and dividend income	15,313,950	16,673,032	(8.2)	20,423,351	15,168,659	16,569,735	(8.5)	20,224,719
Interest expenses								
Interest on deposits	2,401,490	2,946,782	(18.5)	5,954,068	2,325,875	2,872,363	(19.0)	5,869,986
Interest on interbank and money market items	210,163	199,709	5.2	60,196	204,684	195,705	4.6	31,650
Interest on short-term borrowings	234,770	427,276	(45.1)	541,459	232,667	418,638	(44.4)	534,715
Interest on long-term borrowings	361,465	364,651	(0.9)	356,156	361,465	364,651	(0.9)	356,156
Total interest expenses	3,207,888	3,938,418	(18.5)	6,911,879	3,124,691	3,851,357	(18.9)	6,792,507
Net interest and dividend income	12,106,062	12,734,614	(4.9)	13,511,472	12,043,968	12,718,378	(5.3)	13,432,212
Bad debt and doubtful accounts (reversal)	1,978,169	2,309,046	(14.3)	(4,378,733)	1,958,102	2,289,681	(14.5)	(4,350,237)
Loss on debt restructuring (reversal)	(54,303)	(272,743)	80.1	5,417,028	(54,303)	(272,743)	80.1	5,417,028
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	10,182,196	10,698,311	(4.8)	12,473,177	10,140,169	10,701,440	(5.2)	12,365,421
Non-interest income								
Gain (loss) on investments	(12,288)	41,803	(129.4)	(2,518,447)	(14,780)	40,141	(136.8)	(2,518,158)
Gain on equity	23,705	45,698	(48.1)	21,692	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	21,537	29,629	(27.3)	23,857	21,537	29,629	(27.3)	23,857
Others	5,403,022	4,872,777	10.9	4,551,892	5,000,405	4,506,859	11.0	4,314,230
Gain on exchange	960,984	872,817	10.1	1,052,733	950,988	862,344	10.3	1,037,785
Gain on disposal of assets	203,972	223,771	(8.8)	249,291	204,662	219,449	(6.7)	247,351
Other income	224,775	156,263	43.8	149,904	223,718	161,403	38.6	137,465
Total non-interest income	6,825,707	6,242,758	9.3	3,530,922	6,386,530	5,819,825	9.7	3,242,530
Non-interest expenses								
Personnel expenses	3,696,631	3,719,977	(0.6)	3,465,895	3,496,567	3,526,796	(0.9)	3,333,225
Premises and equipment expenses	1,780,417	2,114,362	(15.8)	1,744,782	1,738,277	2,073,304	(16.2)	1,703,574
Taxes and duties	613,606	665,939	(7.9)	772,564	593,025	656,453	(9.7)	733,747
Fees and service expenses	1,131,517	1,029,349	9.9	977,045	1,113,041	1,009,173	10.3	945,290
Directors' remuneration	18,373	27,285	(32.7)	18,587	16,200	25,050	(35.3)	16,950
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	1,228,242	1,189,362	3.3	1,193,137	1,228,242	1,189,362	3.3	1,193,137
Other expenses	1,029,347	909,670	13.2	1,516,467	982,471	856,802	14.7	1,487,181
Total non-interest expenses	9,498,133	9,655,944	(1.6)	9,688,477	9,167,823	9,336,940	(1.8)	9,413,104
Income before income tax	7,509,770	7,285,125	3.1	6,315,622	7,358,876	7,184,325	2.4	6,194,847
Income tax expenses	2,398,211	2,389,430	0.4	1,979,351	2,356,464	2,354,094	0.1	1,982,948
Net income	5,111,559	4,895,695	4.4	4,336,271	5,002,412	4,830,231	3.6	4,211,899
Attributable to								
Equity holders of the Bank	5,068,823	4,859,341	4.3	4,315,648	5,002,412	4,830,231	3.6	4,211,899
Minority interest	42,736	36,354	17.6	20,623	-	-	-	-
	5,111,559	4,895,695	4.4	4,336,271	5,002,412	4,830,231	3.6	4,211,899
Basic earnings per share (Baht)	2.66	2.55	4.3	2.26	2.62	2.53	3.6	2.21
Weighted average number of ordinary shares (Thousand shares)	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	2009	2008	Increase (Decrease)	%	2009	2008	Increase (Decrease)	%
Interest and dividend income								
Interest on loans	40,880,475	46,955,771	(6,075,296)	(12.9)	40,578,536	46,542,171	(5,963,635)	(12.8)
Interest on interbank and money market items	2,088,972	4,085,972	(1,997,000)	(48.9)	2,006,208	3,918,897	(1,912,689)	(48.8)
Investments	6,757,465	8,723,822	(1,966,357)	(22.5)	6,831,884	8,777,434	(1,945,550)	(22.2)
Total interest and dividend income	49,726,912	59,765,565	(10,038,653)	(16.8)	49,416,628	59,238,502	(9,821,874)	(16.6)
Interest expenses								
Interest on deposits	9,759,422	17,486,136	(7,726,714)	(44.2)	9,522,444	17,243,134	(7,720,690)	(44.8)
Interest on interbank and money market items	653,654	780,544	(126,890)	(16.3)	633,669	641,516	(7,847)	(1.2)
Interest on short-term borrowings	1,233,924	1,029,861	204,063	19.8	1,212,323	1,024,968	187,355	18.3
Interest on long-term borrowings	1,095,400	1,043,142	52,258	5.0	1,095,400	1,043,142	52,258	5.0
Total interest expenses	12,742,400	20,339,683	(7,597,283)	(37.4)	12,463,836	19,952,760	(7,488,924)	(37.5)
Net interest and dividend income	36,984,512	39,425,882	(2,441,370)	(6.2)	36,952,792	39,285,742	(2,332,950)	(5.9)
Bad debt and doubtful accounts (reversal)	7,238,477	(567,823)	7,806,300	1,374.8	7,182,429	(682,523)	7,864,952	1,152.3
Loss on debt restructuring (reversal)	(1,306,813)	4,757,200	(6,064,013)	(127.5)	(1,306,813)	4,757,200	(6,064,013)	(127.5)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	31,052,848	35,236,505	(4,183,657)	(11.9)	31,077,176	35,211,065	(4,133,889)	(11.7)
Non-interest income								
Gain (loss) on investments	337,328	(2,788,234)	3,125,562	112.1	325,044	(2,785,341)	3,110,385	111.7
Gain on equity	175,174	81,165	94,009	115.8	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	72,125	70,344	1,781	2.5	72,125	70,344	1,781	2.5
Others	14,967,035	13,885,175	1,081,860	7.8	13,998,338	13,013,668	984,670	7.6
Gain on exchange	2,951,973	3,295,818	(343,845)	(10.4)	2,920,297	3,254,289	(333,992)	(10.3)
Gain on disposal of assets	641,848	924,197	(282,349)	(30.6)	579,395	915,525	(336,130)	(36.7)
Other income	598,831	365,358	233,473	63.9	573,844	340,226	233,618	68.7
Total non-interest income	19,744,314	15,833,823	3,910,491	24.7	18,469,043	14,808,711	3,660,332	24.7
Non-interest expenses								
Personnel expenses	11,047,654	10,362,577	685,077	6.6	10,530,055	9,925,299	604,756	6.1
Premises and equipment expenses	5,658,050	5,263,922	394,128	7.5	5,534,269	5,133,264	401,005	7.8
Taxes and duties	1,961,975	2,259,012	(297,037)	(13.1)	1,932,571	2,181,084	(248,513)	(11.4)
Fees and service expenses	3,234,059	2,950,430	283,629	9.6	3,178,326	2,892,773	285,553	9.9
Directors' remuneration	64,299	65,365	(1,066)	(1.6)	58,200	60,700	(2,500)	(4.1)
Contributions to the Financial Institutions Development Fund and the Deposit Protection Fund	3,606,446	3,582,195	24,251	0.7	3,606,446	3,582,195	24,251	0.7
Other expenses	3,303,245	4,196,434	(893,189)	(21.3)	3,172,240	4,105,894	(933,654)	(22.7)
Total non-interest expenses	28,875,728	28,679,935	195,793	0.7	28,012,107	27,881,209	130,898	0.5
Income before income tax	21,921,434	22,390,393	(468,959)	(2.1)	21,534,112	22,138,567	(604,455)	(2.7)
Income tax expenses	7,037,787	7,347,615	(309,828)	(4.2)	6,947,649	7,281,146	(333,497)	(4.6)
Net income	14,883,647	15,042,778	(159,131)	(1.1)	14,586,463	14,857,421	(270,958)	(1.8)
Attributable to								
Equity holders of the Bank	14,796,792	14,975,118	(178,326)	(1.2)	14,586,463	14,857,421	(270,958)	(1.8)
Minority interest	86,855	67,660	19,195	28.4	-	-	-	-
	14,883,647	15,042,778	(159,131)	(1.1)	14,586,463	14,857,421	(270,958)	(1.8)
Basic earnings per share (Baht)	7.75	7.85	(0.10)	(1.3)	7.64	7.78	(0.14)	(1.8)
Weighted average number of ordinary shares (Thousand shares)	1,908,843	1,908,843	-	-	1,908,843	1,908,843	-	-

ธนาคารกรุงเทพ
Bangkok Bank

Document No. 4

Summary of financial results

For the period ended September 30, 2009

Summary of significant items in the third quarter of 2009

in Million Baht

Item	Q309	Q209	Q308	Q309 compared to	
				Q209	Q308
Profit before provisions and tax	9,263	9,201	7,262	62	2,001
Profit before tax	7,359	7,184	6,195	175	1,164
Income tax	2,357	2,354	1,983	3	374
Net profit	5,002	4,830	4,212	172	790
Earnings per share	2.62	2.53	2.21	0.09	0.41
NII	12,044	12,718	13,432	(674)	(1,388)
NIM	2.87	3.04	3.37	(0.17)	(0.50)
ROA	1.16	1.12	1.03	0.04	0.13
ROE	10.53	10.57	9.87	(0.04)	0.66

in Million Baht

Item	Sep 09	Dec 08	Sep 09 compared to Dec 08
Loans	1,090,587	1,171,716	(81,129)
Deposits	1,333,545	1,311,477	22,068
Non-performing loans (NPLs)	56,813	54,636	2,177

Bangkok Bank reported preliminary results for the third quarter of 2009, with net profit of Baht 5.00 billion, higher from the previous quarter (qoq) by Baht 172 million. Non-interest income increased by Baht 567 million and non-interest expenses dropped by Baht 169 million. Provisioning expenses decreased by Baht 113 million. However, net interest and dividend income declined by Baht 674 million.

The bank's net profit in Q309 improved from the same period last year (yoy) by Baht 790 million, or 18.8 percent as the result of increased non-interest income of Baht 3.14 billion. The loss on investment in 3Q09, was Baht 2.50 billion lower than 3Q08.

Earnings per share in Q309 were Baht 2.62, up from Baht 2.53 in Q209 and Baht 2.21 in Q308. Return on assets was 1.16 percent while return on equity was 10.53 percent.

At the end of September, 2009 total loans were Baht 1,090.59 billion, down by Baht 81.13 billion or 6.9 percent from the end of December, 2008, while deposits increased over the same period by Baht 22.07 billion or 1.7 percent to 1,333.55 billion.

Non-performing loans (NPLs) at September 30, 2009 were Baht 56.81 billion or 4.7 percent of total loans, up from the end of December 2008 by Baht 2.18 billion or 4.0 percent but down from the end of June 2009 by Baht 773 million.

Significant items in the statement of income for the third quarter of 2009

Net interest and dividend income

in Million Baht

Item	Q309	Q209	Q308	Q309 compared to	
				Q209	Q308
Interest and dividend income	**15,169**	**16,569**	**20,225**	**(1,400)**	**(5,056)**
Loans	12,347	13,434	16,572	(1,087)	(4,225)
Interbank and money market items	715	735	1,122	(20)	(407)
Investments	2,107	2,400	2,531	(293)	(424)
Interest expenses	**3,125**	**3,851**	**6,793**	**(726)**	**(3,668)**
Deposits	2,326	2,872	5,870	(546)	(3,544)
Interbank and money market items	205	196	32	9	173
Borrowing	594	783	891	(189)	(297)
Net interest and dividend income	**12,044**	**12,718**	**13,432**	**(674)**	**(1,388)**
Net interest margins	**2.87**	**3.04**	**3.37**	**(0.17)**	**(0.50)**

Compared to Q209, net interest and dividend income declined by Baht 674 million, or 5.3 percent, to Baht 12.04 billion. Net interest margin declined from 3.04 percent to 2.87 percent. Interest income from loans decreased by Baht 1.09 billion, or 8.1 percent, due to lower return on loans and higher competition in the market. Investment income declined by Baht 293 million, or 12.2 percent, due to lower dividend income and return on debt instruments. Interest expense fell by Baht 726 million, or 18.9 percent, mostly from decreasing deposit interest rates.

Compared to Q308, net interest and dividend income decreased by Baht 1.39 billion and net interest margin declined from 3.37 percent to 2.87 percent.

Non-interest income

in Million Baht

Item	Q309	Q209	Q308	Q309 compared to	
				Q209	Q308
Fees and service income	5,022	4,537	4,338	485	684
Gain (loss) on investments	(15)	40	(2,518)	(55)	2,503
Gain on foreign exchange	951	862	1,038	89	(87)
Gain on disposal of assets	205	220	247	(15)	(42)
Other income	224	161	138	63	86
Total non-interest income	**6,387**	**5,820**	**3,243**	**567**	**3,144**

Non-interest income in Q309 was Baht 6.39 billion, an improvement qoq of Baht 567 million, or 9.7 percent, with significant items as follows:

Fees and service income amounted to Baht 5.02 billion, an increase of Baht 485 million or 10.7 percent, generated by a range of products and services, e.g. aval and guarantees, trade finance, and investment banking. Gains on foreign exchange amounted to Baht 951 million, an increase of Baht 89 million, or 10.3 percent.

The investment portfolio showed a decline of Baht 55 million due to a loss on investment of Baht 15 million compared to a positive return of Baht 40 million in Q209.

The gain on disposal of assets fell by Baht 15 million to Baht 205 million in Q309, while other income amounted to Baht 224 million, an increase of Baht 63 million.

The bank's non-interest income increased yoy by Baht 3.14 billion, due mainly to a loss on investment that was Baht 2.50 billion lower than in Q308. Most of this decrease was due to the impairment expenses incurred in Q308 on the investment in the debt securities issued by Lehman Brothers Holdings, USA.

Fees and service income, and other income, increased yoy by Baht 684 million and Baht 86 million, respectively. The gain on foreign exchange declined by Baht 87 million and the gain on disposal of assets declined by Baht 42 million.

Non-interest expenses

in Million Baht

Item	Q309	Q209	Q308	Q309 compared to	
				Q209	Q308
Personnel expenses	3,513	3,552	3,350	(39)	163
Premises and equipment expenses	1,738	2,073	1,704	(335)	34
Taxes and duties	593	657	734	(64)	(141)
Fees and service expenses	1,113	1,009	945	104	168
Contribution to the Financial Institutions Development Fund and the Deposit Protection Fund	1,228	1,189	1,193	39	35
Other expenses	983	857	1,487	126	(504)
Total non-interest expenses	**9,168**	**9,337**	**9,413**	**(169)**	**(245)**

In Q309, the bank's non-interest expenses amounted to Baht 9.17 billion, a decrease of 1.8 percent qoq. Most expenses declined, with premises and equipment expenses falling by Baht 335 million, or 16.2 percent, due to high expenses in Q209 from the expansion of branch and electronic banking networks. Similarly, taxes and duties expenses decreased by Baht 64 million, or 9.7 percent. The higher expenses were mainly from the other expenses category which increased by Baht 126 million, or 14.7 percent, because of higher advertising and marketing expenses while fees and service expenses increased by Baht 104 million, or 10.3 percent.

Compared to Q308, non-interest expenses decreased by Baht 245 million, or 2.6 percent, most of the decrease being attributed to the other expenses category, which fell by Baht 504 million due to Q308 impairment expenses for the debt securities of Lehman Brothers Holdings, USA.

Provisioning expenses

In Q309, provisioning expenses amounted to Baht 1.90 billion, a decrease of Baht 113 million qoq, but an increase of Baht 837 million yoy.

Corporate income tax

Corporate income taxes in Q309 were Baht 2.36 billion, up by Baht 3 million qoq, and higher by Baht 374 million yoy.

ธนาคารกรุงเทพ
Bangkok Bank

Important items on the balance sheet

Total Assets

in Million Baht

Item	Sep 09	Dec 08	Sep 09 compared to Dec 08
Total assets	**1,699,090**	**1,659,844**	**39,246**
Interbank and money market items	233,410	134,392	99,018
Net investments in securities	330,215	286,458	43,757
Loans	1,090,587	1,171,716	(81,129)
Net foreclosed properties	28,682	29,620	(938)
Derivative Revaluation	8,813	9,467	(654)

Total assets as of September 30, 2009 amounted to Baht 1,699.09 billion, an increase of Baht 39.25 billion from December 31, 2008. Interbank and money market items increased by Baht 99.02 billion to Baht 233.41 billion, while net investments in securities rose by Baht 43.76 billion, or 15.3 percent, to Baht 330.22 billion. However, loans decreased by Baht 81.13 billion, or 6.9 percent, to Baht 1,090.59 billion due to repayments by customers. Net foreclosed properties amounted to Baht 28.68 billion, down by Baht 938 million.

Total liabilities

in Million Baht

Item	Sep 09	Dec 08	Sep 09 compared to Dec 08
Total liabilities	**1,510,595**	**1,486,666**	**23,929**
Deposits	1,333,545	1,311,477	22,068
Interbank and money market items	64,324	52,884	11,440
Borrowing	69,819	68,228	1,591
Other liabilities	24,687	28,878	(4,191)
Derivative Revaluation	6,819	15,174	(8,355)
Shareholders' equity	**188,495**	**173,178**	**15,317**

Total liabilities as of September 30, 2009 amounted to Baht 1,510.60 billion, an increase of Baht 23.93 billion compared with the end of 2008. Deposits rose by Baht 22.07 billion, or 1.7 percent, to Baht 1,333.55 billion, mostly in savings accounts. The loan-to-deposit ratio was 81.8 percent. Interbank and money market items rose by Baht 11.44 billion to Baht 64.32 billion. Borrowings rose by Baht 1.59 billion to Baht 69.82 billion, mostly from bills of exchange.

Shareholders' equity as of September 30, 2009 amounted to Baht 188.50 billion, an increase of Baht 15.32 billion, or 8.8 percent, from the end of 2008.

Classified loans and allowance for doubtful accounts

in Million Baht

	Loans and accrued interest receivable*			Allowance for doubtful accounts classified to Bank of Thailand 's criteria**		
	Sep 09	Jun 09	Dec 08	Sep 09	Jun 09	Dec 08
Normal	1,012,152	1,015,752	1,094,358	5,896	5,822	6,479
Special Mentioned	23,372	28,186	26,087	172	287	207
Substandard	7,348	5,971	9,151	2,299	1,703	1,748
Doubtful	14,168	16,493	9,704	5,525	5,959	3,669
Doubtful of Loss	35,319	35,131	35,807	17,013	16,205	15,774
Total	**1,092,359**	**1,101,533**	**1,175,107**	**30,905**	**29,976**	**27,877**
Plus allowance for doubtful accounts in excess of minimum required level				27,917	27,001	25,521
Total allowance for doubtful accounts from loan classification				**58,822**	**56,977**	**53,398**
Plus allowance for valuation from loan restructuring				4,844	4,940	6,370
Total allowance for doubtful accounts				**63,666**	**61,917**	**59,768**

* Excluding interbank and money market items of Baht 122.62 billion

** Excluding allowance for doubtful accounts on interbank and money market items of Baht 51 million

in Million Baht

Item	Sep 09	Jun 09	Dec 08	Sep 09 compared to Jun 09	Sep 09 compared to Dec 08
Non-performing loans (NPLs)*	56,813	57,586	54,636	(773)	2,177
Total loans used for NPL ratio calculation*	1,213,205	1,253,210	1,183,318	(40,005)	29,887
NPLs as percentage of total loans	4.7	4.6	4.6	0.1	0.1
Loan loss reserve	63,666	61,917	59,768	1,749	3,898
Loan loss reserve coverage of NPLs	112.1	107.5	109.4	4.6	2.7

* Excluding interest receivable but including interbank and money market items

Non-performing loans (NPLs), as at the end of September 2009, amounted to Baht 56.81 billion, lower by Baht 773 million from the end of June 2009. The ratio of NPLs to total loans was 4.7 percent.

Provisioning expenses in the third quarter of 2009 amounted to Baht 1.90 billion and the total loan loss reserve at the end of September 2009 was Baht 63.67 billion. This exceeded the Bank of Thailand's provisioning requirements of Baht 35.75 billion by Baht 27.92 billion or 78.1 percent. The loan loss reserve coverage of NPLs was 112.1 percent, compared to 107.5 percent at the end of June 2009.

Capital reserves and capital adequacy ratio as required by the BOT

in Million Baht

Item	Sep 09	Jun 09	Dec 08	Sep 09 compared to Jun 09	Sep 09 compared to Dec 08
Tier 1 capital	153,761	147,093	142,237	6,668	11,524
Tier 2 capital	34,747	35,068	33,408	(321)	1,339
Total capital	**188,508**	**182,161**	**175,645**	**6,347**	**12,863**

As of September 30, 2009, the bank had legal capital reserves of Baht 188.51 billion, and Tier 1 capital of Baht 153.76 billion. The bank's capital adequacy ratio, as defined by the Bank of Thailand under Basel II, was approximately 15.5 percent, and the Tier 1 capital ratio was approximately 12.7 percent. With the inclusion of the net profit for the third quarter 2009, the total capital adequacy ratio and Tier 1 capital ratio would have been approximately 16.0 percent and 13.1 percent, respectively.